(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-20685

CUSIP NUMBER 030405104

For Period Ended: October 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:

PART I — REGISTRANT INFORMATION

American Wagering, Inc.
Full name of Registrant

Former Name if Applicable

675 Grier Drive
Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada 89119
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As we reported on Form 8-K dated November 22, 2006, Timothy Lockinger on November 17, 2006 gave us 30 days’ notice of termination of his employment agreement. Since then, Mr. Lockinger has not participated in the preparation of our Form 10-QSB for the fiscal quarter ended October 31, 2006 (the “Report”) or the interim financial statements that will be included in the Report. We have appointed persons on an interim basis to assist in the preparation of the Report, but they need additional time to complete the Report.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Victor J. Salerno	(702)	735-0101
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

American Wagering, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	December 15, 2006	By:	/s/ Victor J. Salerno
Victor J. Salerno
President and Chief Executive Officer

Attachment A

Part IV – Other Information, Item (3)

Purchase and operation of Sturgeon’s Inn & Casino -

On March 1, 2006, through a wholly-owned subsidiary we acquired the assets of Sturgeon’s Inn & Casino (“Sturgeon’s”) for $1,800,000 and separately purchased on-hand inventories totaling $148,075. In connection with the acquisition, we incurred indebtedness of $1,800,000, which has since been reduced to $1,500,000 and is due in a single payment on March 1, 2008. Interest is payable in monthly installments at the Wall Street Journal-listed prime rate plus 2%. The allocation of the purchase price for Sturgeon’s was as follows:

Land	$505,558
Buildings and improvements	795,618
Other	498,824

$1,800,000

For the nine months ended October 31, 2006, operating results for Sturgeon’s were as follows:

Hotel/Casino Revenues	$2,174,357
Direct Costs	(1,823,363)
Selling, General and Administrative Expenses	(263,949)
Depreciation and amortization	(201,536)

Operating Loss	$(114,490)

Michael Racusin, d/b/a M. Racusin & Company v. American Wagering, Inc. et al. -

On October 6, 2006, in the case titled Michael Racusin, d/b/a M. Racusin & Company v. American Wagering, Inc. et al. , Case No. 03-05084, the United States Court of Appeals for the Ninth Circuit (the “9th Circuit”) reversed the decision of the Bankruptcy Appellate Panel for the Ninth Circuit (the “BAP”), which previously ruled in our favor that the bankruptcy claim of Michael Racusin, d/b/a M. Racusin & Company (“Racusin”), was subject to subordination under Section 510(b) of the U.S. Bankruptcy Code (the “Code”) pursuant to our prior plan of reorganization under Chapter 11 of the Code (the “Plan”). Racusin’s bankruptcy claim arose from a pre-petition, July 8, 2003 judgment (the “Judgment”) by the United States District Court for the District of Nevada in Racusin’s favor on a breach of contract claim against us as to which a “Settlement Agreement” was entered into on September 3, 2004. In reversing the BAP’s ruling, the 9th Circuit ruled that the Judgment was not subject to subordination and remanded the case for further proceedings.

On October 20, 2006, American Wagering, Inc. (the “Company”) and its wholly-owned subsidiary Leroy’s Horse & Sports Place, Inc. (“Leroy’s”) petitioned the 9th Circuit for a panel rehearing or, in the alternative, a rehearing en banc. The 9th Circuit has requested Racusin to respond to our petition by December 18, 2006.

If the 9th Circuit rehears the case and affirms the BAP’s ruling, then Racusin’s claim will be resolved by our issuance of 250,000 shares of the Company’s common stock to Racusin, in accordance with the Settlement Agreement. Those shares were issued in Racusin’s name on July 27, 2005 pursuant to the BAP’s ruling and are currently held in trust by the Bankruptcy Court pending a resolution of this matter.

If the 9th Circuit declines to rehear the case or if it rehears the case and reverses the BAP’s ruling, then the 250,000 shares that we issued in Racusin’s name will be cancelled, the accounting entries described below will remain on our books, and Racusin’s claim will be resolved by a series of cash payments by us to (or for the benefit of) Racusin, in accordance with the Settlement Agreement. As of October 31, 2006, the estimated aggregate payment due was approximately $2,700,000 (the agreed-upon sum of $2,800,000, less $420,000 previously paid, plus accrued interest from the March 11, 2005 effective date of the Plan), plus interest at 8% per annum, which we would pay under a 60-month amortization schedule contained in the Settlement Agreement.

We anticipate that the 9th Circuit will rule on our petition for a rehearing within the next 60 days. If our petition is granted, we anticipate that the rehearing would occur within the next 12 to 18 months. If our petition is denied, we anticipate that our payments to (or for the benefit of) Racusin will begin within 30 days after the denial.

Due to the uncertain outcome of our petition for a rehearing, as a result of the 9th Circuit’s ruling we have reduced common stock by $2,500 (cancellation of the 250,000 shares mentioned above) and additional paid-in capital by $2,377,500 (reversal of our previous recording of the elimination of the Judgment liability to Racusin through our issuance of stock). Further, as of October 31, 2006, our indebtedness has been increased by $2,700,000, which we estimate is payable in accordance with the Settlement Agreement as follows:

Fiscal Year Ended January 31, 2008	$1,500,000
Fiscal Year Ended January 31, 2009	300,000
Fiscal Year Ended January 31, 2010	300,000
Fiscal Year Ended January 31, 2011	300,000
Fiscal Year Ended January 31, 2012	300,000

$2,700,000

Forward-Looking Statements. In this Form 12b-25, we make “forward-looking statements,” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include all discussions about our future obligations and actions in the Racusin case, the actions of the 9th Circuit in connection with our petition for a rehearing in the Racusin case, and the related effects on our financial statements and capitalization. Although we believe that our forward-looking statements are reasonable at the present time, you should read this form thoroughly and with the understanding that actual future results may be materially different from what is contained in our forward-looking statements. We do not plan to update forward-looking statements even though our situation or expectations may change in the future, unless applicable law requires us to do so.

4